EXHIBIT 6.1

                    COMPUTATION OF PER SHARE EARNINGS (LOSS)


                                           Fiscal Year Ended December 31
                                       -------------------------------------
                                          1999         1998         1997
                                       -----------  -----------  -----------

Earnings (Loss)(1)                       4,487,000    1,497,000  (3,291,000)

Shares Outstanding - Basic(2)           50,710,343   44,226,875  44,226,875

Shares Outstanding - Fully Diluted(3)   64,717,395   56,327,549  44,226,875

Earnings per Share - Basic             $     0.088  $     0.033     ($0.074)

Earnings per Share - Fully Diluted     $     0.081  $     0.032     ($0.074)

NOTES:
(1)     Based  on  Canadian  GAAP.
(2) Refers to average number of common shares outstanding during the period indicated.
(3) Includes outstanding option securities that are dilutive at the end of the period indicated.


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